14041780

RECEIVED OCT 30 2014 SEC MAIL PROCESSING SECTION WASHINGTON, D.C.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53051

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/13 (MM/DD/YY) AND ENDING 08/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HBK SORCE BROKERAGE LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6603 SUMMIT DRIVE
(No. and Street)

CANFIELD	OH	44406
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PHILLIP WILSON — (330) 758-8613
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

225 South Sixth Street, Suite 2300	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

11/4/14

11/4/14

OATH OR AFFIRMATION

I, PHILLIP WILSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HBK SORCE BROKERAGE LLC, as of AUGUST 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

ELIZABETH A. COLBERT
Notary Public
in and for the State of Ohio
My Commission Expires
December 18, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HBK SORCE BROKERAGE LLC

(A Limited Liability Company)
Canfield, Ohio

FINANCIAL STATEMENTS

Including Report of Independent Registered Public Accounting Firm

As of and for the Year Ended August 31, 2014

BAKER TILLY

Candor. Insight. Results.

HBK SORCE BROKERAGE LLC

(A Limited Liability Company)
Canfield, Ohio

FINANCIAL STATEMENTS

Including Report of Independent Registered Public Accounting Firm

As of and for the Year Ended August 31, 2014

HBK SORCE BROKERAGE LLC

(A Limited Liability Company)

TABLE OF CONTENTS

As of and for the Year Ended August 31, 2014

BAKER TILLY

Baker Tilly Virchow Krause, LLP
225 S Sixth St, Ste 2300
Minneapolis, MN 55402-4661
tel 612 876 4500
fax 612 238 8900
bakertilly.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Governors
HBK Sorce Brokerage LLC
Canfield, Ohio

We have audited the accompanying financial statements of HBK Sorce Brokerage LLC, which comprise the statement of financial condition as of August 31, 2014, and the related statements of operations, members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of August 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information contained in the schedule presented on page 8 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
October 28, 2014

HBK SORCE BROKERAGE LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION
As of August 31, 2014

ASSETS

CASH AND CASH EQUIVALENTS	$ 523,389
COMMISSIONS RECEIVABLE	3,875
OTHER ASSET	350
TOTAL ASSETS	$ 527,614

LIABILITIES AND MEMBER'S EQUITY

DUE TO MEMBER	$ 120,503
MEMBER'S EQUITY	407,111
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 527,614

See accompanying notes to financial statements.

HBK SORCE BROKERAGE LLC
(A Limited Liability Company)

STATEMENT OF OPERATIONS
For the Year Ended August 31, 2014

REVENUES, NET	$ 932,681
EXPENSES	
Employee and other compensation	535,421
Regulatory fees and expenses	37,573
Other expenses	260,825
Total Expenses	833,819
OTHER INCOME	32
NET INCOME	$ 98,894

See accompanying notes to financial statements.

HBK SORCE BROKERAGE LLC
(A Limited Liability Company)

STATEMENT OF MEMBER'S EQUITY
For the Year Ended August 31, 2014

BALANCE, August 31, 2013	$ 308,217
2014 net income	98,894
BALANCE, August 31, 2014	$ 407,111

See accompanying notes to financial statements.

HBK SORCE BROKERAGE LLC
(A Limited Liability Company)

STATEMENT OF CASH FLOWS
For the Year Ended August 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 98,894
Changes in operating assets and liabilities:	
Commissions receivable	(1,569)
Due to member	(26,546)
Net Cash Flows from Operating Activities	70,779
Net Change in Cash and Cash Equivalents	70,779
CASH AND CASH EQUIVALENTS - Beginning of Year	452,610
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 523,389

See accompanying notes to financial statements.

HBK SORCE BROKERAGE LLC
(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS
As of and for the Year Ended August 31, 2014

NOTE 1 - Summary of Significant Accounting Policies

Nature of Business

The Company, an Ohio limited liability company, was organized on June 5, 2000 for the purpose of being registered with the Securities and Exchange Commission (SEC) and joining the Financial Industry Regulatory Authority, Inc. (FINRA) as a broker/dealer. The Company is wholly owned by HBK Sorce Financial LLC. The Company operates as a limited broker/dealer under the greater of $5,000 or 6 and 2/3 percent of liabilities minimum net capital requirement of SEC Rule 15c3-1(a)(2)(vi). The Company is approved to offer mutual fund products on an application-way basis in the state of Ohio.

Effective March 14, 2001, the Company became licensed with the SEC as a registered broker/dealer and commenced operations thereafter.

Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid, short-term investments with a maturity at the date of acquisition of three months or less. The Company maintains its cash in financial institutions and money market mutual funds. The balances, at times, may exceed federally insured limits.

Revenue Recognition and Related Expenses

Commission income and expenses are recorded on a trade-date basis.

Commissions Receivable

The receivable is unsecured and is fully collectible as of August 31, 2014.

Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one. Net capital and the related net capital ratio fluctuate on a daily basis. As of August 31, 2014, the net capital ratio was .30 to 1.0 and net capital was $398,773, which exceeded the minimum requirement by $390,739.

No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's August 31, 2014 FOCUS filing. Per Rule 15c3-3 of the SEC Uniform Net Capital Rule, the Company is exempt under the (k)(1) exemption.

NOTE 3 - Income Taxes

The Company is not a taxpaying entity for federal and state income tax purposes. The Company's taxable income or loss is taxed on the sole member's income tax returns. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

With few exceptions, the Company is no longer subject to U.S. federal, state or local income tax examinations by tax authorities for the fiscal years before 2011. The Company is not currently under examination by any taxing jurisdiction. In the event of any future tax assessments, the Company has elected to record the income taxes and any related interest and penalties as income tax expense on the Company's statements of operations.

NOTE 4 - Related Parties

The Company's member allocates shared expenses such as rent, payroll, office equipment and supplies, insurance and other administrative expenses based on the Company's percentage of revenues to total revenues of other financial service affiliates that have shared expenses.

Due to member was $120,503 as of August 31, 2014 and is unsecured, non-interest bearing and due on demand.

NOTE 5 - Subsequent Events

The Company did not have any subsequent events through October 28, 2014, which is the date the financial statements were available to be issued, for events requiring recording and disclosure in the financial statements for the year ended August 31, 2014.

SUPPLEMENTAL INFORMATION

HBK SORCE BROKERAGE LLC
(A Limited Liability Company)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
As of August 31, 2014

COMPUTATION OF NET CAPITAL

Total member's equity	$ 407,111
Deductions and/or charges:	
Non-allowable assets:	
Other asset	(350)
Net capital before haircuts on securities owned	406,761
Haircuts on corporate securities	(7,988)
Net capital	$ 398,773

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition	$ 120,503

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement	$ 8,034
Excess net capital at 1,500 percent	$ 390,739
Excess net capital at 1,000 percent	$ 386,723
Ratio: Aggregate indebtedness to net capital	.30 to 1

an independent member of
BAKER TILLY
INTERNATIONAL